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June 3, 2005

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Owen Pinkerton, Senior Counsel

Ladies and Gentlemen:


     On behalf of Medical Properties Trust, Inc. (the "Company"), enclosed herewith is Amendment No. 4 to the Company's Registration Statement on Form S-11 (the "Amendment"), as filed with the Securities and Exchange Commission on October 26, 2004 (the "Registration Statement"). The Company has amended the Registration Statement in response to comments contained in the letter from the Staff, dated May 26, 2005 (the "Comment Letter"), and addressed to Edward K. Aldag, Jr., Chairman, President and Chief Executive Officer of the Company. We will separately deliver copies of the amended Registration Statement, marked to show changes responsive to the Comment letter, to members of the Staff specified in the Comment Letter.


     The numbered responses below correspond to the numbered paragraphs of the Comment Letter.

General

 1. We have reviewed your revisions in response to comment 37 from our last comment letter. In light of the fact that the "guarantors" of the Vibra loans are entities that "do not have substantial assets," it is unclear how these entities provide a guaranty, as the term is typically understood. Please revise your disclosure accordingly since the plain meaning of such term would imply that the company has relevant recourse in the event of a default under the loan, which does not appear to be the case. In addition, please supplementally advise us as to what activities, if any, you anticipate the Vibra entities will conduct that would render their guarantee of this loan more meaningful.


     RESPONSE: We have revised the Registration Statement as requested. See pages 3, 18-19, 20 and 74.



     We supplementally advise the Staff that we believe Vibra has existing enterprise value and opportunities to generate additional value that makes its guaranty meaningful. This value is derived from Vibra's existing value assuming no additional growth and additional value created if Vibra acquires other hospitals and operations. We are aware that Vibra or Vibra Management, LLC has entered into at least one management agreement whereby it is earning management fees from unrelated third parties. In addition, Vibra has made offers to acquire and operate additional hospitals from parties other than MPT. Accordingly, as and if Vibra generates additional cash flow, MPT has incremental value available in the event that we are required to call on Vibra's guaranty.


Summary

     Other Letters of Commitment, page 5

 2. It does not appear that any of the proposed transactions listed under this heading represent commitments of the registrant. We note, for example, that DVH has no obligation to present you with a development agreement, and absent such an agreement, you have no obligation to provide development funds to DVH. In addition, with respect to the two transactions with unidentified tenants, your obligation to purchase the property is contingent upon the tenant first entering into an agreement and subsequently purchasing such properties. In the case of the second transaction, the tenant has not even entered into a letter of intent to purchase the property. In light of the preliminary nature of these proposed transactions and the fact that proceeds from the proposed offering will not

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     be used to fund them, it is not appropriate to highlight them in the summary. Please remove your description of these items from the summary.


     RESPONSE: We have revised the Registration Statement to remove the description of these proposed transactions from the summary as requested.


 3. In light of the substantial conditions in place with respect to the "Letters of Commitment" described here and elsewhere in the prospectus, please revise your disclosure throughout the prospectus to refer to these proposed transactions in a way that makes clear that there is no "commitment" at this time to complete them.


     RESPONSE: We have revised the Registration Statement as requested. See pages 78 and 93 through 95.



     Summary Risk Factors, page 7


 4. Please include a summary risk factor regarding the underwriter conflict of interest risk described on page 39.


     RESPONSE: A summary risk factor regarding the underwriter conflict of interest risk was included in Amendment No. 3 to the Registration Statement. See page 8.


The Offering, page 14

 5. Please revise the use of proceeds bullet points to conform to the bullet points on page 41.


     RESPONSE: We have revised the Registration Statement as requested. See page 13.


Risk Factors, page 16

 6. We note your response to comment 10. However, it still may be unclear to an investor that the risk factors disclose all known material risks. Please revise accordingly.


     RESPONSE: We have revised the Registration Statement as requested. See page 16.


We may not consummate the transactions contemplated by our other letters of commitment, which could adversely affect our ability to make distributions to our stockholders, page 18

 7. Please disclose, if true, that DSI is not obligated to present you with a development agreement and, if that were to occur, you would have no obligation to provide funding to DSI.


     RESPONSE: We have revised the Registration Statement as requested. See pages 17 and 93.


Our Portfolio, page 72

       Vibra Facilities and Loans, page 73

 8.  Please disclose the fixed charge coverage ratio not complied with by Vibra.


     RESPONSE: We have revised the Registration Statement as requested. See page 74.


     Our Pending Acquisitions and Developments, page 83

 9. We refer to the Bloomington, Indiana and Houston, Texas transactions where the facilities will be operated by newly-formed entities that have no significant operations to date. Please describe how these entities will be able to run the facilities and make rental payments to you.


     RESPONSE: We have revised the Registration Statement to include the requested descriptions. See pages 90 and 92.


       Other Letters of Commitment, page 91

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10.  Please revise the date of your May 9th letter of commitment referenced on page 93. In addition, please disclose the tenants with whom you executed letters of commitment on May 3, 2005 and May 9, 2005.


     RESPONSE: We have revised the Registration Statement as requested. See pages 94 and 95.


Selling Stockholders, page 108

11. Please advise us as to whether you expect to have information regarding the selling securityholders in this offering prior to the printing of red herrings and circulation of a preliminary prospectus. We may have comments on your disclosure within this section.


     RESPONSE: We supplementally advise the Staff that we expect to include information regarding the selling securityholders in this offering in the preliminary prospectus.


     Financial Statements and Notes

12. Update Vibra financial statements in your next amendment to the Registration Statements. Financial statements for the lessee should be included for the periods specified in Rules 3-01 and 3-02 of Regulation S-X.


     RESPONSE: We have revised the Registration Statement as requested. See pages F-35 through F-46.


13. Refer to independent auditors' consent within exhibit 23.1. Please have your auditors provide conforming signature in the consent within exhibit
     23.1 in your next amendment to the Registration Statement.

     RESPONSE: We have revised the Registration Statement as requested. See
     Exhibit 23.1.

14. Refer to response to comment 3. We will await the inclusion of pro forma per share information in your next amendment to the Registration Statement.

     RESPONSE: We have revised the Registration Statement throughout as requested.

15. We have read and considered your response to comment 29. We understand that you plan to exercise your purchase option to acquire Hammond facility within 12 months of January 2005. Explain to us your basis not to provide pro forma effects of the rental operations of Hammond facility given it is a probable acquisition or revise to include this information. If the acquisition is not probable you should revise accordingly to only show the pro forma impact of the loan and related interest.


     RESPONSE: We have revised the pro forma income statements to show the effects of purchasing the Hammond facility as though we acquired it on January 1, 2004 and on January 1, 2005. We believe the acquisition to be probable. See pages F-4, F-5, F-7 and F-10.


16. We note on page 93 that you have entered into letters of commitment with two tenants to purchase two hospital facilities in California for $45.8 million. Explain to us why you did not include the pro forma effects of these probable acquisitions in the pro forma financial statements. If these acquisitions arc not probable at this time, clearly state that and the basis for your determination.


     RESPONSE: We do not consider the two hospital facilities in California to be probable acquisitions at this time. Therefore, we have not included these two facilities in the pro forma financial statements. We have revised the Registration Statement to state this more explicitly. See page 95.


17. We have reviewed your response to comment 37. Please provide clarifying disclosure in your document to explain the basis for the financial statements you have presented. In this regard, you should explain why you believed financial statements of the lessee were more meaningful than the financial statements of the property and the guarantors due to the lack of rental history and the lack of substantive assets of the guarantors.


     RESPONSE: We have revised the Registration Statement as requested. See page 74.

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Tax Opinion

18. The second, third and sixth assumptions appear to relate to future events that are beyond the scope of the opinion. The opinion with respect to "proposed operations" already appears to be limited to the operations as described in the registration statement, the company representation letter and other documents as of the date of the opinion. Please revise or advise.

     RESPONSE: We have revised the Tax Opinion as requested. The revised Tax Opinion has been supplementally provided to the Staff.

19. Please revise the fourth assumption to exclude the company from the definition of "Partner."

     RESPONSE: We have revised the Tax Opinion as requested.

20. Please supplementally advise us why you are incorporating the tax section of the prospectus into the opinion.

     RESPONSE: We have revised the Tax Opinion to eliminate the incorporation of the tax section of the prospectus.

21. Please revise opinion (a) to refer to the registration statement, rather than "as represented to us." Since investors do not have access to the tax representation letter, such a reference may obscure the scope of the opinion. We note that it is appropriate for counsel to rely on your representations as to factual matters.

     RESPONSE: We have revised the Tax Opinion as requested.

22. Please revise the penultimate paragraph to reflect that after-market purchasers in the offering may rely on the opinion. The current disclosure refers to "holders of the common stock."

     RESPONSE: We have revised the Tax Opinion as requested.

Directed Share Program Materials

23. Please revise the materials to clarify that shares purchased in this program will be subject to lock-up restrictions. Refer to page 153 of the prospectus.


     RESPONSE: We have revised the Directed Share Program materials as requested. These materials will be supplementally provided to the Staff.


Supplemental Materials

24. We note your supplemental response to comments 3 and 4 of our letter dated November 24, 2004. However, it does not appear that you have provided supporting materials in response to comment 3. For example, you have not provided supporting information for the following data:

       - U.S. Department of Commerce and Department of Health and Human Services data, page 9;

       - U.S. Department of Commerce data, page 58; and

       - CMS information, page 69 and 71.


     RESPONSE: These materials have been supplementally provided to the Staff.


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Please do not hesitate to contact the undersigned or, in his absence, Thomas O.
Kolb (205) 250-8321, if you have any questions or comments relating to the Company's response to the Comment letter.

                                          Very truly yours,

                                          /s/ B. G. MINISMAN, JR.
                                          --------------------------------------
                                          B. G. Minisman, Jr.
                                          of Baker, Donelson, Bearman, Caldwell
                                          & Berkowitz, PC

cc: Andrew Mew
Cicely Luckey
Michael McTiernan
Medical Properties Trust, Inc.
Hunton & Williams, LLP

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